

Aleisha Khan · 3rd

Chief of Party, USAID CEL

Washington D.C. Metro Area · 500+ connections · **Contact info**

 **Training Resources Inc.**

 **Duke University**

Experience


Training Resources Group, Inc.
2 yrs 2 mos

   ○   **Chief of Party**
May 2018 – Present · 2 yrs 2 mos
Arlington, VA

   ○   **Chief of Party, USAID CEL**
May 2018 – Present · 2 yrs 2 mos
Arlington, VA

Leading new USAID program for E3's Land and Urban (LU) office - Communications, Evidence, and Learning (CEL). CEL creates, expands, disseminates, and supports the application of evidence-based knowledge in land, urban, and local sustainability fields.


Board Member
Neighborhood Sun
Aug 2018 – Present · 1 yr 11 mos
Silver Spring, MD

Neighborhood Sun is a community solar company whose mission is to build stronger communities and empower neighborhoods to choose clean, renewable energy - https://neighborhoodsun.solar/

Founder
Climate Communities International
Nov 2014 – Dec 2018 · 4 yrs 2 mos
Washington D.C. Metro Area

Non-profit promoting local action on climate change - looking for partnerships to launch new projects. Visit us at www.climatecommunitiesonline.org

Consultant
Independent Consultant
Jul 2017 – May 2018 · 11 mos
Washington D.C. Metro Area

Skilled consultant with over 20 years experience with non-profits, governments, utilities, and for-profit companies. Provides support for business development and technical project implementation in areas related to clean energy and climate, energy efficiency, building codes and standards, green buildings, renewable energy, program design, evaluation and   ...see mor



Principal
ICF
Jul 2011 – Jul 2017 · 6 yrs 1 mo
Washintgon, D.C.

Principal focused on climate and clean energy work within ICF's Global Climate Services Team, a strategic initiative that works across divisions to support international development for USAID and other international donors. Recently wrapped up USAID's 6-year Energy Efficiency for Clean Development Program (a global Leader with Associates Award/cooperative ag ...see mor

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Education



Duke University
MEM, Natural Resource Economics & Policy
1996 – 1998



University of Illinois at Urbana-Champaign
MArch, Architecture
1989 – 1991



University of Illinois at Urbana-Champaign
BA, Architecture
1985 – 1989

Skills & Endorsements

Energy Efficiency · 37

 Endorsed by **Steve Baden and 17 others who are highly skilled at this**

 Endorsed by **7 of Aleisha's colleagues at**

Sustainability · 23

 Endorsed by **Julio Rovi and 4 others who are highly skilled at this**

 Endorsed by **5 of Aleisha's colleagues at**

Energy · 22

 Endorsed by **Ruchi S. and 4 others who are highly skilled at this**

 Endorsed by **4 of Aleisha's colleagues at**

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